No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/8/2013



13000732

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Katherine E. Schuelke
Altera Corporation
kschuelk@altera.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-08-2013

Re: Altera Corporation
Incoming letter dated January 8, 2013

Dear Ms. Schuelke:

This is in response to your letter dated January 8, 2013 concerning the shareholder proposal submitted to Altera by John Chevedden. We also have received from the proponent two letters dated January 14, 2013 and one letter dated January 20, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Altera Corporation
Incoming letter dated January 8, 2013

The proposal requests that the board take the steps necessary "to strengthen" the "weak" shareholder right to act by written consent.

There appears to be some basis for your view that Altera may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Altera, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Altera omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Altera relies.

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Altera Corporation (ALTR)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2013 company request concerning this rule 14a-8 proposal.

The resolved statement makes the following request:
"This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited."

The company failed to name one step it took to address the above 2 items.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Juliana Chen <julchen@altera.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Altera Corporation (ALTR)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2013 company request concerning this rule 14a-8 proposal. On January 14, 2013 the company finally forwarded an email copy of its no action request.

The company does not object to the Spinnaker Trust letter. The Northern Trust letter contains this text:
RE: Altera Corporation (ALTR) (Shareholder Resolution) CUSIP #021441100 account *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust
The Northern Trust Company is the custodian for Spinnaker Trust.
The above account has continuously held at least 225 shares of ALTR stock since at least October 1, 2011.

The company makes subjective comments on "baseless claims" but produces no rebuttal facts or evidence. The company makes statements about the ultimate fate of Dionex Corporation but does not back this up with any pages of evidence.

The company believes that when it participated in adopting a less bad version of the status quo related to the topic of written consent – in return for the ability to avoid a shareholder proposal – that shareholders should henceforth be disenfranchised on this topic. The company did not give shareholders any options on the limitations that it bundled into its limited 2012 written consent proposal. It was take-it or leave-it.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Juliana Chen <julchen@altera.com>

[ALTR: Rule 14a-8 Proposal, November 26, 2012]

4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2012. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent. This proposal addresses the defect in our current rules and procedures that puts our board in the role of the gatekeeper to ward off shareholder attempts to act by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $29 million for our CEO John Daane.

GMI said John Daane received mega-grants of 500,000 stock options and 500,000 restricted stock units (RSUs) with a combined value of $27 million. To make matters worse, Mr. Daane's equity mega-grants simply vest over time without performance requirements. In fact, all equity pay given to our highest paid executives consisted merely of time-vesting equity. Equity pay given as a long-term incentive should include performance requirements. Moreover, market-priced stock options could reward our executives due to a rising market alone, regardless of our executives' performance.

Our executive pay committee, under the leadership of John Shoemaker, gave a special retention grant of 402,000 RSUs and 360,000 options to Mr. Daane. Our company had no clawback provisions to recoup unearned executive incentive pay and the equity ownership guideline of 100,000 shares for our CEO was too low, considering his mega-grants.

Our nomination committee, under the leadership of Kevin McGarity, selected Blaine Bowman as a new director. Mr. Bowman brings experience with Dionex Corporation, which was delisted due to a violation of exchange regulations. And this was compounded by Mr. Bowman's seat on our audit committee.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Shareholder Action by Written Consent – Yes on 4.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Altera Corporation (ALTR)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2013 company request concerning this rule 14a-8 proposal. The January 8, 2013 company request was forwarded to the Staff by email, but a slower method and a less useful method was used for the proponent in spite of the company having the email address of the proponent. This suggests that the company needs the help of game playing to in order to get the result it wants.

The company no action request omitted the attached email messages that accompanied the verification of stock ownership letters. Right away this suggests a company intention to submit incomplete information.

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 06 Dec 2012 06:20:00 -0800
To: Juliana Chen <julchen@altera.com>
Cc: "Katherine E. Schuelke" <kschuelke@altera.com>
Conversation: Rule 14a-8 Proposal (ALTR) sts
Subject: Rule 14a-8 Proposal (ALTR) sts

Dear Ms. Chen,
Attached is rule 14a-8 proposal stock ownership letter[s]. Please acknowledge receipt and let me know on Friday whether there is any question.
Sincerely,
John Chevedden

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 06 Dec 2012 06:43:01 -0800
To: Mary Anne Becking <mbecking@altera.com>, Scott Wylie <swylie@altera.com>
Conversation: Rule 14a-8 Proposal (ALTR) sts
Subject: Rule 14a-8 Proposal (ALTR) sts

Dear Ms. Chen,
Attached is rule 14a-8 proposal stock ownership letter[s]. Please acknowledge receipt and let me know on Friday whether there is any question.
Sincerely,
John Chevedden

The company never responded to the above messages that accompanied the verification of stock ownership letters: "Please acknowledge receipt and let me know on Friday whether there is any question."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Katherine E. Schuelke

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000



1934 Act/Rule 14a-8

January 8, 2013

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Altera Corporation
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

Altera Corporation (the "Company") requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities and Exchange Act of 1934 (the "Exchange Act"), the Company omits the enclosed stockholder proposal and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent") from the Company's proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

Pursuant to Rule 14a-8(j), we have submitted this letter and related correspondence to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission, and the Company has concurrently sent copies of this correspondence to the Proponent, as notice of the Company's intention to omit the Proposal from its 2013 Proxy Materials. Because this request is being submitted electronically pursuant to the guidance provided on the Commission's website, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j).

The Company has concluded that the Proposal may be properly omitted from the 2013 because: (i) pursuant to the provisions of Rule 14a-8(b) and (f), the Proponent has failed to establish that he had continuously held at least $2,000 in market value, or one percent (1%) of the Company's securities entitled to be voted at the meeting, for at least one year by the date he submitted the Proposal; (ii) pursuant to Rule 14a-8(i)(3), the Proposal is so inherently vague and indefinite that neither the stockholder voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, and the Proposal includes factual statements that the Company can demonstrate objectively are materially false and misleading; and (iii) pursuant to Rule 14a-8(i)(10), the Company has substantially implemented the Proposal.

THE PROPOSAL

The Proposal states as follows:

> Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2012. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

A copy of the Proposal (including the accompanying supporting statement) and all of the Proponent's related correspondence are attached to this letter as Appendix A.

BACKGROUND

The Company received the Proposal by email from the Proponent on November 26, 2012. In a letter addressed to Mr. John P. Daane, Chairman of the Board of the Company, that accompanied the Proposal, the Proponent represented that "Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting." Moreover, on a page entitled "Notes" the Proponent represented that "Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting." The Proponent did not, however, provide any written proof of ownership of the Company's common stock with his November 26, 2012 submission.

After reviewing the records of the Company's transfer agent and determining that the Proponent was not a registered holder of the Company's common stock, the Company sent to the Proponent, on December 4, 2012, a notice of deficiency requesting that the Proponent provide the necessary proof of ownership required by Rule 14a-8(b), which is attached hereto as Appendix B (the "Notice of Deficiency"). As discussed in more detail below, on December 6, 2012, the Proponent provided the Company with letters from Spinnaker Trust (the "Spinnaker Trust Letter") and Northern Trust (the "Northern Trust Letter"), which failed to collectively demonstrate that he continuously held at least $2,000 in market value or one percent (1%) of the Company's securities entitled to vote on the Proposal at the 2013 Annual Meeting for the one-year period preceding and including the date the Proposal was submitted. The Spinnaker Letter and the Northern Trust Letter are attached hereto as Appendix C and Appendix D, respectively.

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2012." Prior to the 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"), the Company's Amended and Restated Certificate of Incorporation (the "Charter") and the Company's Amended and Restated Bylaws (the "Bylaws") prohibited stockholder action by written consent in lieu of a stockholders' meeting.

In 2011, the Proponent submitted a stockholder proposal to the Company under Rule 14a-8 (the "2012 Proposal"), stating: "RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of." After receipt of the 2012 Proposal, the Board, in consultation with outside advisors, reviewed the provisions relating to stockholder action by written consent in the Charter and Bylaws, and determined that it was in the best interests of the Company and its stockholders to submit appropriate amendments to the Company's Charter and Bylaws to a stockholder vote at the 2012 Annual Meeting as a means to permit, subject to certain specified conditions, stockholder action by written consent. Accordingly, on January 6, 2012, the Company submitted a request to the Commission seeking to exclude the 2012 Proposal, on the basis that the Company's proposal to amend the Charter and Bylaws to permit action by written consent would conflict with the 2012 Proposal.

By letter dated February 1, 2012, the Staff indicated that "there appears to be some basis for your view that Altera may exclude the proposal under rule 14a-8(i)(9)" and that "[a]ccordingly, we will not recommend enforcement action to the Commission if Altera omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9)." In its definitive proxy statement for the 2012 Annual Meeting, the Company included a proposal to amend the Company's Charter and Bylaws to permit action by written consent, and omitted the 2012 Proposal.

Upon receiving stockholder approval at the 2012 Annual Meeting, the Charter was amended to (i) permit stockholder action by written consent; (ii) permit holders of record of twenty percent (20%) or more of the voting power of the Company's then outstanding shares entitled to express consent on the relevant matter to request, by written notice addressed to the Secretary of the Company, that a record date be fixed for determining the stockholders entitled to express consent to a corporate action in writing without a meeting; and (iii) provide certain procedural requirements relating to stockholder action by written consent relating to the manner of solicitation of all stockholders under Regulation 14A of the Exchange Act, date and signature requirements of effective consents and delivery of such consents no earlier than fifty (50) days following the applicable record date (collectively, the "Charter Amendments"). In addition, upon receiving stockholder approval at the 2012 Annual Meeting, the Bylaws were amended to (i) permit stockholder action by written consent without a meeting; (ii) permit holders of record of twenty percent (20%) or more of the voting power of the Company's then outstanding shares entitled to express consent on the relevant action to request, by written notice addressed to the Secretary of the Company, a record date for submission of a proposal for action by written consent; and (iii) provide for inspectors of elections in the event of stockholder action by written consent without a meeting (the "Bylaw Amendments" and, together with the Charter Amendments, the "Amendments").

The Proponent now seeks, through the Proposal, to have the Company's stockholders revisit the Amendments that were considered and approved at the 2012 Annual Meeting.

BASIS FOR EXCLUSION

As discussed in more detail below, the Company has concluded that the Proposal may be excluded from the 2013 Proxy Materials on the grounds that: (i) the Proponent has failed to establish, in accordance with Rule 14a-8(b) and Rule 14a-8(f), that he had continuously held at least $2,000 in market value, or one percent (1%) of the Company's securities entitled to be voted at the meeting for at least one year by the date he submitted the Proposal; (ii) the Proposal is so inherently vague and indefinite that neither the stockholder voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, in reliance on Rule 14a-8(i)(3), and the Proposal includes factual statements that the Company can demonstrate objectively are materially false and misleading; and (iii) the Company has substantially implemented the Proposal, in reliance on Rule 14a-8(i)(10).

ANALYSIS

The Proposal may be excluded from the 2013 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to provide the required proof of ownership after receiving appropriate notice of the deficiency from the Company.

Rule 14a-8(b)(1) requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or one percent (1%), of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered stockholder of a company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares in the company (as prescribed by Rule 14a-8(b)(2)(ii)), the proponent has the burden to prove to the company that the beneficial ownership requirements of Rule 14a-8(b)(1) are met by submitting to the company: (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year; and (ii) the proponent's own written statement of an intention to continue to hold such securities through the date of the meeting.

In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the Staff has clarified that, for purposes of Rule 14a-8(b)(2)(i), only a broker or bank that is participant in the Depository Trust Company (the "DTC"), or any entity that is affiliated with a DTC participant, will be viewed as a "record" holder of the securities that are deposited at the DTC. For this purpose, the Staff has indicated that an entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result of the Staff's positions articulated in Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, a proponent seeking to establish proof of ownership under Rule 14a-8(b)(2)(i) must obtain the required written statement from a DTC participant or an affiliate of a DTC participant through which the shares are held. In those circumstances where the DTC participant or an affiliate of the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, then the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by the proponent for at least one year at the time of submitting the proposal, with one statement from the broker or bank confirming the proponent's ownership of the securities, and the other statement from the DTC participant or an affiliate of a DTC participant confirming the broker's or bank's ownership. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within fourteen (14) calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than fourteen (14) days from the date the proponent receives the notice of deficiency.

The Proposal was received by the Company on November 26, 2012 as an attachment to an email from the Proponent to Juliana Chen. As noted above, the Proponent did not provide any written proof of ownership of the Company's common stock with the November

26, 2012 submission. After reviewing the records of the Company's transfer agent and determining based on that review that the Proponent is not a registered holder of the Company's common stock, the Company determined that the Proponent's submission of the Proposal was deficient because it did not provide the information required by Rule 14a-8(b)(2) that is necessary to prove the Proponent's eligibility to submit the proposal. As a result, the Company described this deficiency in the Notice of Deficiency, which was sent to the Proponent by email and by overnight courier on December 4, 2012. The Notice of Deficiency was sent to the Proponent within the fourteen (14) calendar days of receiving the proposal in accordance with Rule 14a-8(f). The Company received confirmation that the Proponent received the Notice of Deficiency on December 5, 2012, and a copy of such confirmation is attached to this letter as Appendix E.

The Notice of Deficiency specifically outlined for the Proponent the above-referenced deficiency and explained in significant detail how the Proponent could remedy the deficiency. In particular, the Notice of Deficiency stated:

> According to the records of our transfer agent, you do not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), to remedy this defect, your eligibility to submit a proposal must be demonstrated by submitting either:
>
> - a written statement from the "record" holder of the securities (usually a broker or bank that is a participant in the Depository Trust Company, which we refer to as the "DTC") verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value or 1 percent of Altera's securities entitled to vote on the proposal at the meeting for the one-year period preceding and including the date the proposal was submitted; or
>
> - a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, your ownership of the shares as of or before the date on which the one-year eligibility period begins.

The Notice of Deficiency went on to describe in detail the methods by which proof of ownership may be provided, including: (i) how proof of ownership must be demonstrated by a statement from a DTC participant or an affiliate of a DTC Participant; (ii) how to identify DTC participants by reference to the uniform resource locator provided in Staff Legal Bulletin 14F; and (iii) the method for addressing a situation where the DTC participant or an affiliate of the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings. The Notice of Deficiency also stated that "[i]n order for your proposal to be eligible for inclusion in Altera's proxy materials for the 2013 Annual Meeting, Rule 14a-8(f) requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me." The Notice of Deficiency specifically referenced Rule 14a-8 and the Staff's positions on proof of beneficial ownership set forth in Staff Legal Bulletin 14F and Staff Legal Bulletin 14G. Copies of Rule 14a-8, Staff Legal Bulletin 14F and Staff Legal Bulletin 14G were provided as attachments to the Notice of Deficiency.

On December 6, 2012, the Company received a submission from the Proponent as an attachment to an email to Juliana Chen. The submission consisted of the Spinnaker Trust Letter and the Northern Trust Letter, with no further material provided by the Proponent. The Spinnaker Trust Letter, dated December 4, 2012, stated: "This is to confirm that you own no fewer than 225 shares of Altera Corporation, (ALTR) CUSIP #021441100 and have held them continuously since at least October 1, 2011." The Spinnaker Trust Letter went on to explain that Spinnaker Trust acts as a custodian for the shares, and that Northern Trust Company in turn acts as master custodian for Spinnaker Trust. The letter notes that the shares are "held by Northern Trust as master custodian for Spinnaker Trust." The Northern Trust Letter, also dated December 4, 2012, states as follows:

> The Northern Trust Company is the custodian for Spinnaker Trust. ***As of October 1, 2012, Spinnaker Trust held 225 shares of Altera Corp., (ALTR) CUSIP #021441100.*** The above account has continuously held at least 225 shares of ALTR common stock since at least October 1, 2011. (emphasis added)

As demonstrated by the highlighted language in the quote above, the Northern Trust Letter confirmed the holding of Spinnaker Trust ***only as of October 1, 2012***, while the Proponent submitted the Proposal on November 26, 2012. The Notice of Deficiency clearly stated that the Proponent needed to submit "a written statement from the 'record' holder of the securities ... verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value or 1 percent of Altera's securities entitled to vote on the proposal at the meeting ***for the one-year period preceding and including the date the proposal was submitted***" (emphasis added). Both the letter from the Spinnaker Trust and the letter from the DTC participant, Northern Trust, must establish that the Proponent has continuously held the securities for the one-year period preceding and including the date the proposal was submitted. Because the Northern Trust Letter does not establish that the Proponent has continuously held the securities for the one-year period preceding and including the date the proposal was submitted, the Proponent has not met his burden to establish proof of the continuous ownership of the Company's securities for the period contemplated by Rule 14a-8(b)(1).

The Staff noted in Staff Legal Bulletin 14G:

> As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted.

In recognition of this concern, the Notice of Deficiency specifically notified the Proponent of the need to provide proof of ownership "for the entire one-year period preceding and including the date the proposal was submitted," utilizing the exact language specified in Staff Legal Bulletin 14G.

The Proponent did not submit any proof of ownership in accordance with Rule 14a-8(b)(1) at the time the Proposal was submitted to the Company on November 26, 2012, and the Company timely sent to the Proponent a detailed Notice of Deficiency which provided the Proponent with extensive guidance on how to submit a proof of ownership statement that complied with Rule 14a-8(b) and the Staff's positions articulated in Staff Legal Bulletin 14F and Staff Legal Bulletin 14G.

In Section C of Staff Legal Bulletin 14G, the Staff addresses a situation in which a company has failed to specifically identify in a notice of deficiency how a proponent can provide sufficient proof of continuous holding of the company's securities when the proponent has already submitted a proof of ownership statement that included the particular deficiency with regard to demonstrating continuous ownership for the entire one-year period preceding and including the date the proposal was submitted. By contrast, in these circumstances, the Proponent submitted no proof of ownership at the time of submitting the Proposal, so the Company provided the most extensive guidance that it could for the Proponent to meet the Rule 14a-8(b) requirements when providing his required proof of ownership, including very specific guidance as to the time period for which the Proponent must establish his ownership of the Company's common stock.

On numerous occasions, the Staff has concurred with the exclusion of a proposal where the proponent's response to an adequate notice of deficiency failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. See, *e.g.*, *The Boeing Company* (January 19, 2012) (permitting exclusion of a proposal when the proponent's timely response to a notice of deficiency failed to establish the proponent's continuous ownership of the company's securities, and the company did not send a second deficiency notice); see also *Time Warner Inc.* (February 19, 2009); *General Electric Company* (December 19, 2008); *Exxon Mobil Corporation* (January 29, 2008); *Qwest Communications International Inc.* (January 23, 2008); *Verizon Communications Inc.* (January 8, 2008); and *International Business Machines Corporation* (December 19, 2004).

As of the date of this letter, the Company has not received any further written communications from the Proponent.

For the forgoing reasons and consistent with the Staff's precedent in similar circumstances, the Company has concluded that the Proposal may be omitted from the 2013 Proxy Materials. The Company asks that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Materials, and therefore not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials in reliance on Rules 14a-8(b) and 14a-8(f).

The Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) because: (1) the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires; and (2) the Proposal includes factual statements that the Company can demonstrate objectively are materially false and misleading.

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has consistently held that vague and indefinite stockholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B; see also *Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). See also

Motorola, Inc. (January 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish preexisting executive pay rights" because "executive pay rights" was vague and indefinite); *Bank of America Corporation* (June 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees"); *Prudential Financial, Inc.* (February 16, 2007) (allowing exclusion of a proposal urging the board to seek stockholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *Puget Energy, Inc.* (March 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

The Proposal requests that the Company's stockholders revisit at the 2013 Annual Meeting a matter that they voted on at the 2012 Annual Meeting. In this regard, the Proposal specifically asks stockholders to direct the Board to reconsider, among other unspecified things, the removal of important procedural requirements that were carefully considered by the Board in recommending that stockholders approve the Amendments and thereby implement the Amendments which established a meaningful right of stockholder action by written consent. By asking stockholders to revisit a matter that they have just voted on at the 2012 Annual Meeting, the Proposal creates confusion on the part of stockholders as to what they are being asked to now vote on at the 2013 Annual Meeting. This problem is compounded by the wording of the Proposal itself, which uses vague references to identify what the Board is expected to do. The Proposal requests that the Board "strengthen" the "weak" stockholder right to act by written consent, but there is no explanation of what is a "weak" stockholder right to act by written consent as compared to a "strong" stockholder right to act by written consent. The Proposal states that the Board's actions would "include" the removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all stockholders must be solicited, but it is not clear from the Proposal if there are other procedural or other requirements associated with the Company's right to act by written consent that would cause it to be considered "weak" in the eyes of the Proponent.

The Proposal goes on to suggest that "[o]ur current requirement that all stockholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent" but there is no clear explanation of what this means in reality or what aspect of the Proposal would lead to this conclusion. Moreover, the suggestion that "arguably requiring that all shareholder be solicited is nothing more than nullification of written consent" is not a definitive statement and is cited with no explanation as to how such a requirement could practically lead to a nullification of the right to act by written consent.

The Proposal goes on to note that the suggested changes address "the defect in our current rules and procedures that puts our board in the role of the gatekeeper to ward off shareholder attempts to act by written consent." The procedural requirements associated with the Company's right to act by written consent do not in any way put the Board in the position of gatekeeper with regard to action by written consent, and instead serve to provide important protections and promote fairness for all of the Company's stockholders, rather than weaken the right to act by written consent. Under the Company's right to act by written consent, the Board's involvement is limited to setting the record date when the requisite percentage of stockholders have properly requested that the record date be set. The Board does not have any discretion as to whether or not to set the record date.

All of these baseless claims in the Proposal do not serve to explain, to either the Company's stockholders or the Company, what changes are contemplated for the recently adopted right to act by written consent. The non-exclusive list of two procedural requirements that serve to ensure the fairness of the written consent process for all stockholders does not appear to be instructive as to any other procedural or other aspects that would make the right to act by written consent "weak" and thus necessitate steps on the part of the Board to strengthen the right. Without more details as to what the Proposal is asking the stockholders to vote on and what Board action would be required if stockholders supported the Proposal, neither the stockholders nor the Company can determine with reasonable certainty what further actions or measures should be taken with regard to a very recently stockholder-approved right to act by written consent.

The Proposal also includes certain factual misrepresentations regarding the Company's directors that are objectively determinable as materially false and misleading. The Company is cognizant of the Staff's guidance in Staff Legal Bulletin 14B, which indicates that the Staff would not permit the exclusion of supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in the following circumstances: (i) the company objects to factual assertions because they are not supported; (ii) the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; (iii) the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or (iv) the company objects to statements because they represent the opinion of the stockholder proponent or a referenced source, but the statements are not identified specifically as such. The Staff noted in Staff Legal Bulletin 14B, however, that there are certain circumstances when modification or exclusion of the Proposal may be consistent with the Staff's intended application of Rule 14a-8(i)(3), such as when the company is able to demonstrate objectively that a factual statement is materially false or misleading. The Company believes that the factual misrepresentations noted below can be objectively demonstrated as materially false and misleading, and therefore the Staff should concur in the

Company's conclusion that the Proposal may be excluded, or that the noted portions of the Proposal may be excluded.

The Proposal states:

> Our nomination committee, under the leadership of Kevin McGarity, selected Blaine Bowman as a new director. Mr. Bowman brings experience with Dionex Corporation, which was delisted due to a violation of exchange regulations. And this was compounded by Mr. Bowman's seat on our audit committee.

This statement is objectively determinable as a factual misrepresentation that is materially false and misleading. Mr. Blaine Bowman did serve as President, CEO and Chairman of the Board of Directors for Dionex Corporation, a maker of chromatography separation technologies, prior to joining the Board; however, Dionex Corporation was not delisted due to a violation of exchange regulations. In fact, Dionex Corporation was acquired by Thermo Fisher Scientific, Inc. in 2011, and the delisting from the NASDAQ Global Market in May 2011 was due to the consummation of the merger, not because of a "violation of exchange regulations" as stated in the Proposal. The circumstances of the delisting of Dionex Corporation were reported in accordance with the Commission's regulations on a Form 8-K filed by Dionex Corporation on May 18, 2011, and in a Form 25 filed on May 17. 2011. The materially false and misleading misrepresentation of the circumstances surrounding the delisting of Dionex Corporation appears to be designed to cast doubt on the character of Mr. Bowman, including Mr. Bowman's qualifications to serve on the Company's Audit Committee.

The Company does not believe that a materially false and misleading statement of this magnitude can be adequately addressed in the Company's statement in opposition to the Proposal, and therefore the only appropriate remedy is either the exclusion of the Proposal or the exclusion of the above-referenced statement from the Proposal in accordance with Rule 14a-8(i)(3). In this regard, the Company notes that a fact is considered material if "there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote" *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 439 (1976). The questions raised by the factual misrepresentations would almost certainly be a consideration of the Company's stockholders in determining whether to vote for the Proposal, because stockholders would likely consider the Company's corporate governance practices and the individual integrity and effectiveness of the Company's directors in determining whether an altered right to act by written consent may be warranted as contemplated by the Proposal. The misrepresentation of the background of Mr. Bowman could prove to be a deciding factor for stockholders determining whether or not to support the Proposal, and this misrepresentation can be objectively proven to be false and misleading.

Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Materials on the basis of Rule 14a-8(i)(3) and therefore not recommend enforcement action if the Company omits the proposal from the 2013 Proxy Materials. In the alternative, if the Staff does not concur that that the Proposal may be properly omitted from the 2013 Proxy Materials on the basis of Rule 14a-8(i)(3), we request that the Staff concur that the Company may properly omit the above-referenced statement in accordance with Rule 14a-8(i)(3).

The Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission states that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *SEC Release No.* 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead the standard for exclusion is substantial implementation. *See SEC Release No.* 34-40018 (May 21, 1998, *n.30 and accompanying text*); *see also SEC Release No.* 34-20091 (August 16, 1983).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (March 28, 1991). In this regard, the Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent; (ii) did not implement the proposal in every detail; or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corporation* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corporation* (April 19, 1999 and March 29, 1999). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances where the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Under this standard, the Company has substantially implemented the Proposal, because the Company's stockholders have already established a meaningful right for stockholders to act by written consent that is neither "weak" nor subjects stockholders to the Board acting as "gatekeepers" for the use of the right. As noted above under "Background," the Board determined that it was in the best interests of the Company and the stockholders to eliminate the prohibition on action by written consent and adopt the Amendments which established an appropriate mechanism for implementing a right for stockholders to act by written consent. The specific features that the Company has adopted (and that are identified in Proposal) are merely necessary procedural aspects that serve the essential purpose of providing a meaningful right to act by written consent.

The Staff has previously concurred that a stockholder proposal calling for a meaningful right to act by written consent can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when action was taken to implement the essential objective of the proposal, even though such action did not exactly implement all of the elements contemplated by the stockholder proposal. In *Omnicom Group Inc.* (March 29, 2011) ("*Omnicom Group*"), the Staff concurred with the company that it could omit from its proxy statement a stockholder proposal relating to stockholder action by written consent in lieu of a stockholders' meeting based on actions of the board of directors that substantially implemented the stockholder proposal. In *Omnicom Group*, the company's certificate of incorporation under New York law did not specifically provide for stockholder action by less than unanimous consent. A stockholder submitted a proposal requesting that the board of directors take steps to change the standard for shareholder action by written consent to the minimum number of votes necessary to authorize or take such action at a meeting of stockholders where all stockholders entitled to vote were present and voting. After the stockholder proposal was submitted, the board of directors of Omnicom authorized a company proposal that would amend the company's certificate of incorporation to allow stockholder action by written consent. The Staff concurred with the company's conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10), in light of the board action and the anticipated stockholder action to provide for stockholder action by written consent. In *Exxon Mobil Corporation* (March 19, 2010), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that stockholders be permitted to act by written consent of a majority of shares outstanding to the extent permitted by law when the company implemented changes that permitted action by written consent of a majority of the company's shares, except that a vote of two-thirds of the Class B Preferred Stock was required with respect to any proposed charter amendment that would adversely affect the preferences, special rights or powers of the Class B Preferred Stock. *See also Mattel, Inc.* (February 3, 2010).

The Proposal calls for the board to "strengthen" a "weak" stockholder right to act by written consent, which would include "removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited." The Proposal notes that the suggested changes address "the defect in our current rules and procedures that puts our board in the role of the gatekeeper to ward off shareholder attempts to act by written consent." It is important to consider that the procedural requirements adopted as part of the Amendments do not in any way seek to put the Board in the position of gatekeeper with regard to action by written consent, and serve to provide important protections and promote fairness for the Company's stockholders, rather than weaken the right to act by written consent. With regard to the role of the Board, the procedural requirements adopted as part of the Amendments are not the same as those considered by the Staff in *The Boeing Company* (February 4, 2011), when the Staff determined that the company could not exclude the stockholder proposal as substantially implemented. In *Boeing*, the company's charter required that the action proposed for written consent by the stockholders must first be approved by a majority of the company's continuing directors. In contrast to this procedure, the Company's process for action by written consent limits the Board's involvement to setting the record date when the requisite percentage of stockholders have properly requested that the record date be set. The Board does not have any discretion as to whether or not to set the record date. Moreover, the requirement that all stockholders be solicited in the event of action by written consent does not in any way require or result in action by the Board, but is merely a procedural feature implemented to protect all stockholders and to ensure fairness in the process.

The Company is aware that the Staff has previously denied a no-action request to exclude, under Rule 14a-8(i)(10), a similar stockholder proposal requesting that the subject company "strengthen" the stockholders' right to act by written consent. *The Home Depot, Inc.* (March 7, 2012). We urge the Staff to reconsider this outcome when, as is the case with the Company, a company's stockholders have recently acted to adopt a full, fair and open process for action by written consent, which achieves the essential objective that the Proponent is seeking to achieve, even when the Proponent disagrees with some of the procedures that have been adopted in the best interests of all of the Company's stockholders.

The Company believes that the actions of the Board and the Company's stockholders have achieved the "essential objective" of, and therefore substantially implement, the Proposal, so that the Company may properly omit the Proposal from the 2013 Proxy Materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Materials on the basis of Rule 14a-8(i)(10), and not recommend enforcement action if the Company omits the Proposal from the 2013 Proxy Materials.

CONCLUSION

The Company hereby respectfully requests that the Staff concur in its view that the Proposal is properly excludable under Rule 14a-8(b) and (f), Rule 14a-8(i)(3) and Rule 14a-8(i)(10). For the foregoing reasons, the Company requests confirmation that the Staff will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(b) and (f), Rule 14a-8(i)(3) and Rule 14a-8(i)(10), the Company omits the Proposal from the Company's 2013 Proxy Materials for the 2013 Annual Meeting. In the event that the Staff does not concur in the Company's view that the Proposal may be excluded, the Company hereby respectfully requests that the Staff concur in the Company's view that the statement regarding Mr. Bowman that is referenced in this request may be excluded from the Proposal in reliance on Rule 14a-8(i)(3), because the Company has demonstrated objectively that such statement is materially false and misleading.

Pursuant to Rule 14a-8(j), the Company is simultaneously providing a copy of this submission to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile or otherwise to the Company only. In accordance with Section F of Staff Legal Bulletin 14F, the Staff should transmit its response to this no-action request by email to kschuelk@altera.com.

If I can be of any further assistance in this matter, please do not hesitate to call me at (408) 544-8086 or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Katherine E. Schuelke
Senior Vice President, General Counsel and Secretary

Enclosures

cc: Mr. John Chevedden

APPENDIX A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John P. Daane
Chairman of the Board
Altera Corporation (ALTR)
101 Innovation Dr
San Jose CA 95134
Phone: 408 544-7000

Dear Mr. Daane,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Katherine E. Schuelke <kschuelke@altera.com>
Corporate Secretary
PH: 408 544-6408
FX: 408-544-8000

[ALTR: Rule 14a-8 Proposal, November 26, 2012]
4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2012. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent. This proposal addresses the defect in our current rules and procedures that puts our board in the role of the gatekeeper to ward off shareholder attempts to act by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $29 million for our CEO John Daane.

GMI said John Daane received mega-grants of 500,000 stock options and 500,000 restricted stock units (RSUs) with a combined value of $27 million. To make matters worse, Mr. Daane's equity mega-grants simply vest over time without performance requirements. In fact, all equity pay given to our highest paid executives consisted merely of time-vesting equity. Equity pay given as a long-term incentive should include performance requirements. Moreover, market-priced stock options could reward our executives due to a rising market alone, regardless of our executives' performance.

Our executive pay committee, under the leadership of John Shoemaker, gave a special retention grant of 402,000 RSUs and 360,000 options to Mr. Daane. Our company had no clawback provisions to recoup unearned executive incentive pay and the equity ownership guideline of 100,000 shares for our CEO was too low, considering his mega-grants.

Our nomination committee, under the leadership of Kevin McGarity, selected Blaine Bowman as a new director. Mr. Bowman brings experience with Dionex Corporation, which was delisted due to a violation of exchange regulations. And this was compounded by Mr. Bowman's seat on our audit committee.

Please encourage our board to respond positively to this proposal to protect shareholder value:
Shareholder Action by Written Consent – Yes on 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

APPENDIX B

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000



December 4, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Shareholder Proposal

Dear Mr. Chevedden:

On November 26, 2012, we received your letter recommending that a proposal be submitted in the proxy materials for Altera Corporation's 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting"). Your submission is governed by the Securities and Exchange Commission's Rule 14a-8 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting stockholder proposals to Altera, as well as thirteen substantive bases under which a company may exclude a stockholder proposal. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided by you in your letter, our records, and regulatory materials, we are unable to conclude that the submission meets the requirements of Rule 14a-8 for inclusion in Altera's proxy materials. Unless the deficiencies described below can be remedied in the proper time frame, Altera will be entitled to exclude your proposal from the proxy materials for the 2013 Annual Meeting.

Rule 14a-8 provides that to be eligible to submit a stockholder proposal, each stockholder submitting a proposal must have continuously held at least $2,000 in market value, or 1 percent, of Altera's securities entitled to be voted on the proposal at the meeting, for at least one year as of the date the stockholder submits the proposal. The stockholder must also continue to hold the required amount of securities through the date of the meeting, and must provide the company with a written statement of the intent to do so.

According to the records of our transfer agent, you do not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), to remedy this defect, your eligibility to submit a proposal must be demonstrated by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank that is a participant in the Depository Trust Company, which we refer to as the "DTC") verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value or 1 percent of Altera's securities entitled to vote on the proposal at the meeting for the one-year period preceding and including the date the proposal was submitted; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In order to help stockholders comply with Rule 14a-8's requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F in October 2011. In Staff Legal Bulletin No. 14F and No. 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or entities that are affiliated with a DTC participant will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or affiliate of a DTC participant through which your shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant or affiliate of a DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by you for at least one year – with one statement from the broker or bank confirming your ownership, and the other statement from the DTC participant or affiliate of a DTC participant confirming the broker's or bank's ownership. We have included a complete copy of Staff Legal Bulletin No. 14F and No. 14G with this letter for your reference.

In Staff Legal Bulletin No. 14G, the SEC Staff also clarified that in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for your proposal to be eligible for inclusion in Altera's proxy materials for the 2013 Annual Meeting, Rule 14a-8(f) requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at (408) 544-8000 or by e-mail to julchen@altera.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2013 Annual Meeting. Altera reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, to seek to exclude the proposal from our proxy materials.

If you have any questions with respect to the foregoing, please contact me at (408) 544-8790 or at julchen@altera.com.

Sincerely,



Juliana Chen
Corporate Counsel

Enclosures: Rule 14a-8
Staff Legal Bulletin No. 14F
Staff Legal Bulletin No. 14G

sf-3222914

Reg. §240.14a-8., Securities and Exchange Commission, Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Staff Legal Bulletin No. 14F (CF), Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at *https://tts.sec.gov/cgi-bin/corp_fin_interpretive*.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: *SLB No. 14*, *SLB No. 14A*, *SLB No. 14B*, *SLB No. 14C*, *SLB No. 14D* and *SLB No. 14E*.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so. [1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners. [2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. [3]

Staff Legal Bulletin No. 14G (CF), Securities and Exchange Commission

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at *https://tts.sec.gov/cgi-bin/corp_fin_interpretive.*

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: *SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E* and *SLB No. 14F.*

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

Footnotes

1 An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

2 Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

3 Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

4 A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

APPENDIX C



SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-6-12 # of pages ▶
To Juliana Chen	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 408-544-8000	Fax #

December 4, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 225 shares of Altera Corporation, (ALTR) CUSIP #021441100 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160

207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

APPENDIX D



December 4, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Altera Corporation (ALTR) (Shareholder Resolution) CUSIP #021441100, Account # *** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 225 shares of Altera Corp., (ALTR) CUSIP #021441100. The above account has continuously held at least 225 shares of ALTR common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust